UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Gilat Satellite Networks Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share

(Title of Class of Securities)

M51474118

(CUSIP Number)

Adam J. Semler
JGD Management Corp.
767 Fifth Avenue, 17th Floor
New York, New York  10153
Telephone: (212) 300-1300

With copies to:
Richard P. Swanson, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York  10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Page 1 of 9 Pages

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 Pages

CUSIP No. M51474118	13D

1) NAMES OF REPORTING PERSONS	JGD Management Corp.

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3) SEC USE ONLY

4) SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6) CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF	7) SOLE VOTING POWER	8,121,651
SHARES
BENEFICIALLY	8) SHARED VOTING POWER	-0-
OWNED BY
EACH	9) SOLE DISPOSITIVE POWER	8,121,651
REPORTING
PERSON WITH	10) SHARED DISPOSITIVE POWER	-0-

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,121,651

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 20.3%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

Page 3 of 9 Pages

This Amendment No. 6 to Schedule 13D (this “Amendment”) supplements and amends, but is not a complete restatement of, the Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) filed by JGD Management Corp., a Delaware corporation (“JGD” or the “Reporting Person”), d/b/a York Capital Management, with the U.S. Securities and Exchange Commission (the “SEC”) on January 2, 2007, as amended by the Amendment No. 4 to Schedule 13D (the “Amendment No. 4”) and the Amendment No. 5 to Schedule 13D (the “Amendment No. 5” and together with the Amendment No. 3 and Amendment No. 4, the “Prior Amendments”) filed by JGD with the SEC on April 10, 2008 and June 3, 2009, respectively, relating to the ordinary shares, par value NIS 0.20 per share (the “Shares”), of Gilat Satellite Networks Ltd. (the “Company”).  This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Prior Amendments.  Capitalized terms used in this Amendment but not otherwise defined have the meaning ascribed to them in the Prior Amendments.  The Prior Amendments are supplemented and amended as follows:

Item 4.	Purpose of Transaction

Item 4 of the Amendment No. 5 is hereby amended and restated in its entirety as follows:

The Reporting Person acquired the securities of the Company described in Item 5 of this Statement for investment purposes. The Reporting Person reserves the right to purchase additional Shares, either separately or together with other persons, to sell all or some of the Shares beneficially owned by them, including, without limitation, pursuant to any registration statement under the Securities Act of 1933, as amended, required to be filed and kept effective by the Company under the Registration Rights Agreement, or to otherwise trade in the Shares, in open market or private transactions, provided that in its judgment such transactions present an attractive (long- or short-term) opportunity for profit.  A Managing Director of the Reporting Person currently serves as a director on the board of directors of the Company.

On June 5, 2009, York Capital, York Investment, York Credit Opportunities, York Credit Opportunities Master and the Managed Account (collectively, the “York Group”) entered into a Voting Agreement (the “Voting Agreement”) with KCPS Satellite Communications, Limited Partnership, an Israeli limited partnership (“KCPS”), in connection with a tender offer (the “Tender Offer”) commenced by KCPS on June 8, 2009 to purchase approximately 5% of the issued and outstanding Shares.  Pursuant to the Voting Agreement, the York Group and KCPS agreed to consult and coordinate with respect to the election of members of the board of directors of the Company and to consult prior to any regular or special meeting of the shareholders of the Company about their voting on all other matters.  The Voting Agreement becomes effective as of the successful closing of the Tender Offer and may be terminated by KCPS or the York Group at any time following the 2009 annual meeting of shareholders of the Company upon thirty (30) days’ written notice.  To the knowledge of the Reporting Person, KCPS does not currently hold any Shares.  The Reporting Person holds more than 35% of the pecuniary interest in KCS Private Equity I Fund, an affiliate of KCPS, but does not exercise any control over the management of KCS Private Equity I Fund or KCPS.

Page 4 of 9 Pages

The preceding description of the Voting Agreement is a summary only and is qualified in its entirety by reference to the copy of the Voting Agreement incorporated by reference as an exhibit to this Statement and incorporated herein by this reference.

Except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to those enumerated in clauses (a)-(i) above.

The Reporting Person reserves the right to consider, either separately or together with other persons, plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon then existing factors, including without limitation the market for the Shares, the Company’s then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

Page 5 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amendment No. 5 is hereby restated in its entirety as follows:

The information provided in response to Item 3 and Item 4 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Amendment No. 5 is hereby restated in its entirety as follows:

The exhibits listed on the Index of Exhibits of this Statement are filed herewith or incorporated by reference to a previously filed document.

Page 6 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 10, 2009

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 7 of 9 Pages

INDEX OF EXHIBITS

Exhibit No.	Description

1
Directors and Executive Officers of JGD Management Corp. (previously filed as Exhibit 1 to the Reporting Person’s Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2008).

2
Loan Assignment Agreement dated June 23, 2005 (the “Loan Assignment Agreement”) by and among Bank Hapoalim B.M. (the “Bank”) and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 1 to the Bank’s Amendment No. 3 to its Schedule 13D filed with the SEC on July 27, 2005).

3
Addendum to the Loan Assignment Agreement dated July 18, 2005 by and among the Bank and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 6 to the Reporting Person’s Schedule 13D filed with the SEC on July 28, 2005).

4
Amendment dated April 1, 2004 to the Facility Agreement between Gilat Satellite Networks Ltd. (the “Company”) and the Bank (previously filed as  Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ending December 31, 2004 filed with the SEC on March 17, 2005).

5
Amendment to Facility Agreement and Warrant dated December 27, 2005 between the Company and York Capital Management (previously filed as Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the SEC on March 23, 2006).

6
Form of Warrant to purchase ordinary shares, par value NIS 0.20 per share, of the Company (previously filed as Exhibit 8 to the Reporting Person’s Amendment No. 1 to Schedule 13D filed with the SEC on June 5, 2006).

7
Share Option Agreement dated July 18, 2005 by and among Bank Hapoalim B.M. and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 2 to the Bank’s Amendment No. 3 to its Schedule 13D filed with the SEC on July 27, 2005).

8
Irrevocable Proxy dated July 18, 2005 granted by Bank Hapoalim B.M. to York Capital Management (previously filed as Exhibit 3 to the Bank’s Amendment No. 3 to its Schedule 13D filed with the SEC on July 27, 2005).

Page 8 of 9 Pages

9
Irrevocable Proxy dated July 23, 2005 granted by Mivtach Shamir Holdings Ltd. to York Capital Management (previously filed as Exhibit 10 to the Reporting Person’s Schedule 13D filed with the SEC on July 28, 2005).

10
Form of Underwriting Agreement (previously filed as Exhibit 1 to the Company’s Amendment No. 1 to the Registration Statement on Form F-3 (Registration No. 333-138856) filed with the SEC on November 29, 2006).

11
Registration Rights Agreement dated May 31, 2009 by and among Gilat Satellite Networks Ltd. and York Capital Management, on behalf of funds and accounts managed by it (previously filed as Exhibit 11 to the Reporting Person’s Amendment No. 5 to Schedule 13D filed with the SEC on June 3, 2009).

12
Voting Agreement dated June 5, 2009 by and among KCPS Satellite Communications, Limited Partnership (“KCPS”) and the shareholders of Gilat Satellite Networks Ltd. listed on Schedule 1 thereto (previously filed as Exhibit (d) to KCPS’s Schedule TO filed with the SEC on June 8, 2009).

Page 9 of 9 Pages